SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 7*)


NAME OF ISSUER:  The Dewey Electronics Corporation

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  252063102000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Paul O. Koether
     Asset Value Management, Inc.
     376 Main Street
     P.O. Box 74
     Bedminster, New Jersey 07921                 (908) 234-1881

DATE OF EVENT WHICH REQUIRES FILING:    JANUARY 24, 2003


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   252063102000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:    137,366

8.       SHARED VOTING POWER:      0

9.       SOLE DISPOSITIVE POWER:       137,366

10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   137,366

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.25%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER.

     This Amendment No. 7 relates to the Schedule 13D filed on April 5, 2002 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of the common stock, $.01 par value per share ("Shares") of The Dewey Electronics Corporation, a New York corporation (the "Company" or "Dewey"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by the addition of the following:

     On January 24, 2003, John W. Galuchie, Jr., Treasurer and Secretary of Asset Value Management, Inc., wrote a letter to John H. D. Dewey, Chief Executive Officer of The Dewey Electronics Corporation.

     A copy of the letter is attached hereto as Exhibit D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by the addition of the following:

     (a) As of the close of business on January 24, 2003, Asset Value beneficially owned 137,366 Shares, representing 10.25% of Shares reported as outstanding in the Company's Form 10-Q for the quarter ended September 30, 2002.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit  D -  Letter to John H. D. Dewey dated January 24, 2003.

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 27, 2003


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                                                       Exhibit D

                       ASSET VALUE FUND LIMITED PARTNERHIP
                                 376 MAIN STREET
                                   P.O. BOX 74
                          BEDMINSTER, NEW JERSEY 07921
                                 (908) 234-1881
                               (908) 234-9355 FAX

                                                       January 24, 2003

Mr. John H. D. Dewey
The Dewey Electronics Corporation
27 Muller Road
Oakland, NJ 07436

VIA: FACSIMILE AND REGULAR MAIL

Dear Mr. Dewey:

     On December 20, 2002 Asset Value Fund Limited Partnership ("Asset Value") sent you a letter demanding the shareholder list. In your response dated
December 23, 2002, you requested that Asset Value provide an affidavit, which you were permitted to require under the laws of New York State. The affidavit was sent to you on December 31, 2002. In a telephone call to me on January 2, 2003, you indicated that the shareholder list would be available for inspection shortly and you would confirm with me the following week the date and time. You also stated that "in the spirit of keeping this positive you would like to move this process along." Consistent with this expression of cooperation, you called me on January 9, 2003 to say that Asset Value would be provided copies of the shareholder list in some sort of magnetic form and there would be no need to visit your transfer agent to inspect the list.

     After a delay of more than three weeks, on January 23, 2003, you called to report an apparent change in position. Now you say you must review the list first and that your inspection will not be complete until February 3, 2003. Further Asset Value will, after all, be required to go to the transfer agent, inspect the list and request copies of the data. Clearly your "positive spirit" appears to be ebbing. We are now prepared to inspect the list on February 4, 2003 as you proposed. If this date changes please let me know as soon as possible.

                                            Very truly yours,

                                            ASSET VALUE FUND LIMITED PARTNERSHIP

                                            By: Asset Value Management, Inc.
                                                     General Partner

                                            By: /s/ John W. Galuchie, Jr.
                                                ----------------------------
                                                John W. Galuchie, Jr.
                                                Treasurer and Secretary